SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 16, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Qualification Certificate of the Company dated as of December 9, 2004 filed with the British Columbia Securities Commission; Alberta Securities Commission; Saskatchewan Securities Commission; Manitoba Securities Commission; Ontario Securities Commission; Nova Scotia Securities Commission; Registrar of Securities, Prince Edward Island; and Securities Division, Department of Justice, Newfoundland, and Labrador	3

Agency Agreement between the Company and Rodman & Renshaw, LLC dated December 7, 2004	4

Consent of Fraser, Milner Casgrain LLP dated December 9, 2004 in connection with the Prospectus Supplement dated December 9, 2004 and filed with the Securities and Exchange Commission on that date, but received by the Commission as of December 10, 2004	5

Consent of Pepper Hamilton LLP dated December 9, 2004 in connection with the Prospectus Supplement dated December 9, 2004 and filed with the Securities and Exchange Commission on that date, but received by the Commission as of December 10, 2004	6

Consent of Deloitte & Touche LLP dated December 9, 2004 regarding certain financial statements of the Company and the Prospectus Supplement dated December 9, 2004 and filed with the Securities and Exchange Commission on that date, but received by the Commission as of December 10, 2004	7

Comfort Letter of Deloitte & Touche LLP dated December 9, 2004 with reference to the Prospectus Supplement dated December 9, 2004 and filed with the Securities and Exchange Commission on that date, but received by the Commission as of December 10, 2004	8

Press Release of the Company dated December 14, 2004 announcing completion of the U.S. $12.57 million financing	10

Material Change Report dated December 15, 2004 and filed by the Company in various Canadian jurisdictions on December 15, 2004	11

Signature	13

BIOMIRA INC.

QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

I, Edward A. Taylor, Chief Financial Officer of Biomira Inc. (the “Issuer”), hereby certify on behalf of the Issuer that:

1.	this certificate is delivered pursuant to the securities statutes, regulations, policies, orders and notices of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and pursuant to National Instrument 44-102 (“NI 44-102”) relating to shelf distributions; and

2.	the Issuer satisfies the qualification criteria set forth in paragraph 2.2 of NI 44-102.

DATED as of December 9, 2004.

BIOMIRA INC.
By:	(signed) /s/ Edward A. Taylor
Edward A. Taylor
Chief Financial Officer

December 7, 2004

Edward Taylor
Vice President of Finance, Chief Financial Officer
Biomira Inc.
2011-94th. Street
Edmonton, AB T6N 1H1, Canada

Dear Mr. Taylor:

     The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC (“R&R”) shall introduce Biomira Inc. (the “Company”) to one or more investors in connection with the proposed offering of today’s date (the “Offering”) of securities (the “Securities”) of the Company. The terms of such Offering and the Securities shall be mutually agreed upon by the Company and the investor(s). The identities of the investors to which R&R introduces the Company (the “Investors”) shall be proprietary information of R&R and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of R&R’s engagement as described herein.

     The parties hereto hereby agree that the Company shall pay to R&R the fees and compensation set forth below if there is any financing of equity or debt (including without limitation the Offering) or other capital raising activity of the Company within 18 months of the date of this Agreement with any Investors (a “Financing”).

     In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:

(a)	A cash fee payable immediately upon the closing of any portion of any Financing (including without limitation the Offering) and equal to 4% of the aggregate capital raised pursuant to the Financing.

(b)	98,910 Warrants.

(c)	$10,000 expense allowance.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company shall indemnify R&R against any liabilities arising under the Securities Act of 1933, as amended, attributable to any information supplied or omitted to be supplied to any Investor by the Company pursuant to this Agreement. The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company.

     This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.

     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours, RODMAN & RENSHAW, LLC
Agreed to and accepted as of the date first written above:	By:	(signed) /s/ Thomas G. Pinou
		Name:	Thomas G. Pinou
		Title:	Chief Financial Officer

BIOMIRA INC.

By:	(signed) /s/ Edward A Taylor
	Name:	Edward A. Taylor
	Title:	Vice President and CFO

330 Madison Avenue, 27th Floor
New York, NY 10017

December 9, 2004

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Subject:     Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated December 9, 2004 relating to the base shelf prospectus of the Corporation dated July 13, 2004.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) “FRASER MILNER CASGRAIN LLP”

2900 Manulife Place 10180-101 Street Edmonton AB Canada T5J 3V5 Telephone (780) 423-7100 Fax (780) 423-7276 www.fmc-law.com
Montréal Ottawa Toronto Edmonton Calgary Vancouver New York

December 9, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs and Mesdames:

Subject:     Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated December 9, 2004 relating to the base shelf prospectus of the Corporation dated July 13, 2004. We hereby consent to the reference to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of our participation in the preparation of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

/s/ Pepper Hamilton LLP

PEPPER HAMILTON LLP

Auditors’ Consent

We have read the prospectus supplement to the short-form base shelf prospectus dated July 13, 2004 of Biomira Inc. (the “Corporation”) dated December 9, 2004, (collectively referred to as the “Prospectus”), relating to the offering for sale of up to 4,891,051 shares of common stock and warrants to purchase up to 1,077,120 shares of common stock of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2003. Our report is dated February 20, 2004.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Edmonton, Canada
December 9, 2004

Deloitte & Touche LLP 2000 Manulife Place 10180 - 101 Street Edmonton AB T5J 4E4 Canada

Tel: (780) 421 3611
Fax: (780) 421 3782
www.deloitte.ca

December 9, 2004

To the various securities commissions and similar regulatory authorities in all of the provinces of Canada

Dear Sirs/Mesdames:

RE: BIOMIRA INC.

We are the auditors of Biomira Inc. (the Corporation) and under date of February 20, 2004, we reported on the following financial statements of the Corporation incorporated by reference in the short form base shelf prospectus relating to the sale and issue of up to US $100,000,000 of common shares, preferred shares, debt securities and warrants of the Corporation:

•	Consolidated balance sheets as at December 31, 2003 and 2002; and
•	Consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2003.

The prospectus supplement of the Corporation dated December 9, 2004, is incorporated by reference in the above mentioned short form base shelf prospectus (collectively referred to as the Prospectus). The Prospectus incorporates by reference the following unaudited interim financial statements of the Corporation:

•	Consolidated balance sheet as at June 30, 2004;
•	Consolidated statements of operations, deficit, and cash flow for the six-month periods ended June 30, 2004 and 2003;
•	Consolidated balance sheet as at September 30, 2004; and
•	Consolidated statements of operations, deficit, and cash flow for the nine-month periods ended September 30, 2004 and 2003.

We have not audited any financial statements of the Corporation as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose, and therefore the scope, of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003, and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flow of the Corporation as at any date or for any period subsequent to December 31, 2003.

Member of
Deloitte Touche Tohmatsu

December 9, 2004

We have, however, performed reviews of the unaudited interim consolidated financial statements of the Corporation as at June 30, 2004 and September 30, 2004, and for the six-month periods ended June 30, 2004 and 2003, and nine-month periods ended September 30, 2004 and 2003, respectively. We performed our reviews in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our reviews, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) Deloitte & Touche LLP

Chartered Accountants

News Release
FOR IMMEDIATE RELEASE

BIOMIRA COMPLETES U.S. $12.57 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — December 14, 2004 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that it has completed its financing, totaling U.S.$12,570,000, with Rodman & Renshaw, LLC, of New York acting as exclusive placement agent. The financing announced on December 9, 2004 was fully subscribed and is now closed.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President Finance and Administration/CFO	Director, Investor Relations
780-490-2806	780-490-2812

# # #

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 - 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

December 15, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on December 14, 2004.

4.	Summary of Material Change

On December 14, 2004, Biomira closed a U.S. $12,570,000 financing offering common shares accompanied by warrants. Rodman & Renshaw, LLC of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement dated December 9, 2004 to Biomira’s July 13, 2004 Base Shelf Prospectus and, contemporaneously in the United States, a Prospectus Supplement dated December 9, 2004 to Biomira’s July 13, 2004 F-10 Registration Statement. The offering was fully subscribed.

5.	Full Description of Material Change

On December 14, 2004, Biomira closed a U.S. $12,570,000 financing offering common shares accompanied by warrants. Rodman & Renshaw, LLC of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement dated December 9, 2004 to Biomira’s July 13, 2004 Base Shelf Prospectus and, contemporaneously in the United States, a Prospectus Supplement dated December 9, 2004 to Biomira’s July 13, 2004 F-10 Registration Statement. The offering was fully subscribed.

Pursuant to the offering, Biomira sold to participants 4,891,051 common shares at an issue price of U.S. $2.57, together with 978,210 warrants (with an exercise price of U.S. $3.45 per share). Each purchaser participating in the offering received warrants to purchase 0.20 common shares for every one common share purchased by such purchaser in the offering. The warrants have a three year term, expiring December 14, 2007, and are only exercisable after June 14, 2005. The placement agent, Rodman & Renshaw, LLC, also received 98,910 warrants (with an exercise price of U.S. $3.45 per share and a three year term, but only exercisable after December 14, 2005), in addition to the underwriting commission of U.S. $502,800.

2

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice President Finance & Administration Biomira Inc. 2011 - 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 15th day of December, 2004.

BIOMIRA INC.
By:	[signed] "Edward A. Taylor"
Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: December 16, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer